

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

July 2, 2020

<u>Via E-mail</u>
Simon Braeutigam
Chief Executive Officer
Chase Card Funding LLC
201 North Walnut Street
Wilmington, Delaware 19801

> **Re:** **Chase Issuance Trust**
> **Chase Card Funding LLC**
> **Registration Statement on Form SF-3**
> **Filed July 1, 2020**
> **File Nos. 333-239581; -01**

Dear Mr. Braeutigam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structured Finance

cc: Angela M. Liuzzi, Esq.,
JPMorgan Chase & Co.

Andrew M. Faulkner, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP